FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: OCEAN SHORE HOLDING CO.

(Commission File No. 0-53856)

FOR OCEANFIRST BANK EMPLOYEES ONLY

General Information Regarding the Ocean Shore Announcement

On July 13, 2016, OceanFirst Financial Corp. (NASDAQ:OCFC), the holding company for OceanFirst Bank, and Ocean Shore Holding Co. (NASDAQ:OSHC), the holding company for Ocean City Home Bank, jointly announced approval by each company’s Boards of Directors to enter into a definitive agreement and plan of merger. According to the merger agreement, OceanFirst will acquire Ocean Shore.

•	This announcement is the first of many steps in the acquisition process. The transaction requires regulatory approvals and approval by both OCFC and OSHC stockholders.

•	The approval process is not expected to be completed until late in the fourth quarter of 2016 or early in the first quarter of 2017.

•	Until the approval process is completed, OCFC and OSHC, including OceanFirst Bank and Ocean City Home Bank, will continue to operate as completely separate entities.

•	OceanFirst is currently completing the full integration of Cape Bank customers into our family and that is the priority for the remainder of 2016 and as long as it takes for the successful transition of our existing customers in the Southern Division. We remain focused and committed to delivering a smooth integration for our Cape clients.

•	There was considerable due diligence completed prior to entering into the merger agreement. However, there is significant analysis that remains in order to make thoughtful decisions that will allow us to continue to deliver our community bank Vision as our Company grows. These decisions will take time. While we seek regulatory and stockholder approvals for the transaction, we will determine how to best integrate Ocean City employees into OceanFirst. For our customers, it will be business as usual so please continue to provide them with the extraordinary care that they have become accustomed to.

•	Christopher D. Maher will remain President and Chief Executive Officer of the combined company and, as previously announced, become Chairman of the Board effective January 1, 2017. Steve E. Brady will serve as Vice Chairman of the Southern Division after the merger is completed. Mark Foley will remain as President of the Southern Division and will continue to be responsible for all day to day operations.

•	We expect the integration of Ocean City Home Bank customers to be a priority throughout the first half of 2017 and anticipate allocating the resources required for completing this process professionally and smoothly for customers, employees and stockholders.

Responding to questions:

•	From our customers: Please reassure customers that they can continue to bank with us as they currently do, and the merger will not have any effect on our business operations or the way we treat our customers. After the necessary applications have been filed and approvals received, more information will be communicated when available. If you are unsure about how to address a question, please consult with your manager and respond to the customer in a timely manner and with accurate information.

•	From the media or stockholders: Please refer media inquiries or OCFC stockholder questions to Jill Hewitt, SVP Investor Relations and Corporate Communications, at 732-240-4500, ext. 7513.

Who is Ocean Shore Holding Co.:

Ocean Shore Holding Co. is the holding company for Ocean City Home Bank. Founded in 1887, Ocean City Home Bank operates 11 branch offices throughout Cape May and Atlantic Counties and has approximately $1.1 billion in total assets, $818 million in total deposits and $796 million in gross loans. Ocean City Home Bank provides deposit account products and services for consumers, businesses, municipalities and boards of educations. In addition, Ocean City Home Bank provides a full menu of residential, consumer and commercial lending options.

Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements may include: management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the transaction and the recently completed acquisition of Cape Bancorp, Inc. by OceanFirst; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Ocean Shore assumes any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst or Ocean Shore anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk

Factors” in Ocean Shore’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Ocean Shore’s respective other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the transaction and the Cape acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, OceanFirst’s and Ocean Shore’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the transaction and the Cape acquisition; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this report or in any documents, OceanFirst and Ocean Shore claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Ocean Shore. This material is not a solicitation of any vote or approval of OceanFirst’s or Ocean Shore’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Ocean Shore may send to their respective shareholders in connection with the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of OceanFirst and Ocean Shore are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Ocean Shore and the proposed transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Ocean Shore’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of OceanFirst and Ocean Shore. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Christopher D. Maher.

Participants in the Solicitation

OceanFirst, Ocean Shore and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of OceanFirst’s and Ocean Shore’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 26, 2016. Information about the directors and executive officers of Ocean Shore and their ownership of Ocean Shore’s common stock is set forth in the proxy statement for Ocean Shore’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 19, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s and Ocean Shore’s shareholders in connection with the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the joint proxy statement/prospectus may be obtained as described in the preceding paragraph.